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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

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I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

          [X]  MERGER

          [ ]  LIQUIDATION

          [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
               Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: RiverSource Variable Portfolio - Managers Series, Inc.

3.   Securities and Exchange Commission File No.: 811-10383

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

          [ ] Initial Application   [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402-3268

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Christopher O. Petersen
Ameriprise Financial, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474
612-671-4321

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Ameriprise Financial, Inc.
200 Ameriprise Financial Center
Minneapolis, MN 55474

RiverSource Investments, LLC
200 Ameriprise Financial Center
Minneapolis, MN 55474

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

          [X] Management company;

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          [ ] Unit investment trust; or

          [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [X] Open-end   [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

INVESTMENT ADVISER FOR ALL FUNDS:
RiverSource Investments, LLC
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Prior to RiverSource Investments, LLC, Ameriprise Financial, Inc.
(formerly American Express Financial Corporation)

SUBADVISER FOR RIVERSOURCE VARIABLE PORTFOLIO - FUNDAMENTAL VALUE FUND (NOW KNOWN AS RIVERSOURCE PARTNERS VARIABLE PORTFOLIO - FUNDAMENTAL VALUE FUND)

Davis Selected Advisers, LP
2949 East Elvira Road
Suite 101
Tucson, Arizona

SUBADVISERS FOR RIVERSOURCE VARIABLE PORTFOLIO - SELECT VALUE FUND (NOW KNOWN AS RIVERSOURCE PARTNERS VARIABLE PORTFOLIO - SELECT VALUE FUND)

Systematic Financial Management, L.P. (since Sept. 2006)
300 Frank W. Burr Boulevard
Glenpointe East,
7th Floor
Teaneck, New Jersey

WEDGE Capital Management L.L.P. (since Sept. 2006)
301 South College Street
Suite 2920
Charlotte, North Carolina

From July 10, 2002 to Sept. 29, 2006
Gabelli Asset Management Company
One Corporate Center
Rye, New York

SUBADVISERS FOR RIVERSOURCE VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (NOW KNOWN AS RIVERSOURCE PARTNERS VARIABLE PORTFOLIO - SMALL CAP VALUE FUND)

Barrow, Hanley, Mewhinney & Strauss, Inc. (since March 2004)
2200 Ross Avenue

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31st Floor
Dallas, Texas

Denver Investment Advisors LLC (since July 2007)
1225 17th Street
26th Floor
Denver Colorado

Donald Smith & Co., Inc. (since March 2004)
152 West 57th Street
22nd Floor
New York, New York

River Road Asset Management, LLC (since April 2006)
462 South Fourth Street
Suite 1600
Louisville, Kentucky

Turner Investment Partners, Inc. (since June 2008)
1205 Westlake Drive
Suite 100
Berwyn, Pennsylvania

Royce & Associates, Inc. (from June 18, 2001 to April 24, 2006)
1414 Avenue of the Americas
New York, New York

Goldman Sachs Asset Management L.P. (from Aug. 8, 2003 to April 24, 2006) 32 Old Slip
New York, New York

Third Avenue Management LLC (from June 18, 2001 to March 15, 2004) 622 Third Avenue
32nd Floor
New York, New York.

National City Investment Management Company (from Aug. 1, 2002 to July 24, 2003) 1900 East Ninth Street
Cleveland, Ohio

Franklin Portfolio Associates LLC (from March 12, 2004 to June 6, 2008) One Boston Place
29th Floor
Boston, Massachusetts.

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12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Effective Jan. 1, 2007,
RiverSource Distributors, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Prior to Jan. 1, 2007,
RiverSource Life Insurance Company (formerly IDS Life Insurance Company) 50605 Ameriprise Financial Center
Minneapolis, MN 55474

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13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [X] Yes   [ ] No

          If Yes, for each UIT state: Name(s):

          File No.: 811- __________

          Business Address:

Fund                                               UIT              811- number   Business address
----                                   --------------------------   -----------   ----------------
RiverSource Variable Portfolio -       RiverSource Variable          811-7195               1
Fundamental Value Fund (now known as   Annuity Account
RiverSource Partners Variable
Portfolio - Fundamental Value Fund)

                                       RiverSource of New York       811-07511              2
                                       Variable Annuity Account 2

                                       RiverSource Variable          811-07355              1
                                       Account 10

                                       RiverSource of New York       811-07623              2
                                       Variable Annuity Account

                                       RiverSource Variable Life     811-4298               1
                                       Separate Account

                                       RiverSource of New York       811-5213               2
                                       Account 8

RiverSource Variable Portfolio -       RiverSource Variable          811-7195               1
Select Value Fund (now known as        Annuity Account
RiverSource Partners Variable
Portfolio - Select Value Fund)

                                       RiverSource of New York       811-07511              2
                                       Variable Annuity Account 2

                                       RiverSource Variable          811-07355              1
                                       Account 10

                                       RiverSource of New York       811-07623              2
                                       Variable Annuity Account

                                       RiverSource Variable Life     811-4298               1
                                       Separate Account

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
                                       RiverSource of New York       811-5213               2
                                       Account 8

RiverSource Variable Portfolio -       RiverSource Variable          811-7195               1
Small Cap Value Fund (now known as     Annuity Account
RiverSource Partners Variable
Portfolio - Small Cap Value Fund)

                                       RiverSource of New York       811-07511              2
                                       Variable Annuity Account 2

                                       RiverSource Variable          811-07355              1
                                       Account 10

                                       RiverSource of New York       811-07623              2
                                       Variable Annuity Account

                                       RiverSource Variable Life     811-4298               1
                                       Separate Account

                                       RiverSource of New York       811-5213               2
                                       Account 8

     1.   70100 Ameriprise Financial Center, Minneapolis, MN 55474

     2.   20 Madison Avenue Extension, Albany, NY 12203

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

     If Yes, state the date on which the board vote took place: Sept. 11, 2007

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

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     If Yes, state the date on which the shareholder vote took place: Jan. 29,
     2008

     If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes

          [ ] No

          (a) If Yes, list the date(s) on which the fund made those distributions: Jan. 30, 2008

          (b)  Were the distributions made on the basis of net assets?

          [X] Yes   [ ] No

          (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes   [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

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          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ] Yes   [ ] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ] Yes   [ ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X] Yes   [ ] No

          As a result of the Funds reorganization into a Massachusetts business trust, the Funds transferred from one legal entity to another. The response to Item 18 is answered "Yes" because the assets of each Fund moved from the "old" legal entity to the "new" entity created under the Massachusetts business trust.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes   [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes   [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

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     (c)  Will the remaining assets be invested in securities?

     [ ] Yes   [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes   [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

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IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

          (i)  Legal expenses: $364, 794.

          (ii) Accounting expenses: $65,300.

          (iii) Other expenses (list and identify separately):

Typesetting / EDGAR filing   $ 23,613
Print                        $181,062
Postage                      $649,588

          (iv) Total expenses (sum of lines (i)-(iii) above): $1,284,357

          The stated expenses of $1,284,354 are the total combined expenses for all RiverSource Variable Portfolio Funds, series of MN corporations, mergers and were not particularly allocated to each merger since none of the funds paid for the mergers. RiverSource Investments, LLC and its affiliates paid for the mergers.

     (b)  How were those expenses allocated?

          Expenses were not paid by the Funds.

     (c)  Who paid those expenses?

          RiverSource Investments, LLC and its affiliates.

     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes   [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes   [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes   [X] No

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     If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

     The transfer of assets occurred on Feb. 1, 2008.

MERGED FUND                                                  SURVIVING FUND
-----------                                                  ----------------------------------------------------------
RiverSource Variable Portfolio - Managers Series, Inc.       RiverSource Variable Series Trust
   RiverSource Variable Portfolio - Fundamental Value Fund      RiverSource Variable Portfolio - Fundamental Value Fund
                                                                (currently known as RiverSource Partners Variable
                                                                Portfolio - Fundamental Value Fund)
   RiverSource Variable Portfolio - Select Value Fund           RiverSource Variable Portfolio - Select Value Fund
                                                                (currently known as RiverSource Partners Variable
                                                                Portfolio - Select Value Fund)
   RiverSource Variable Portfolio - Small Cap Value Fund        RiverSource Variable Portfolio - Small Cap Value Fund
                                                                (currently known as RiverSource Partners Variable
                                                                Portfolio - Small Cap Value Fund)

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- 22127

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          See Exhibit A, file Number 333-146653 filed on Form N-14 on or about Oct. 12, 2007

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

          N/A

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                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of RiverSource Variable Portfolio - Managers Series, Inc., (ii) he is the Vice President, General Counsel and Secretary of RiverSource Variable Portfolio - Managers Series, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                        /s/ Scott R. Plummer
                                        ----------------------------------------
                                        Scott R. Plummer